April 17, 2006

Board of Directors (the "Board")
The Houston Exploration Company
1100 Louisiana Street, Suite 2000
Houston, Texas 77002
Attention:  William G. Hargett,
Chairman, CEO & President

VIA FACSIMILE AND OVERNIGHT DELIVERY

Gentlemen,

       JANA Partners LLC ("we" or "us") currently beneficially owns approximately 9% of the outstanding shares of The Houston Exploration Company ("Houston Exploration" or the "Company"). As one of the Company's largest investors, we have a substantial interest in seeing its leadership commit to a clear, determined path to delivering maximum value for all shareholders. We have therefore spent a significant amount of time analyzing the various options available to the Company and have made every effort to work constructively with management in discussing our analysis. As you know, we believe this analysis leaves no doubt that using the proceeds of the recent Gulf of Mexico asset sale and the strength of the Company's balance sheet to institute an immediate share repurchase is the option that creates the most value for shareholders. We have spoken with a large number of other shareholders who have come to the same conclusion.

       We have been shocked therefore by how little genuine interest management has shown in actually evaluating the analysis underlying this conclusion. Particularly where management has failed to deliver for shareholders, and we will address the Company's dismal performance below, we would expect them to show some semblance of curiosity about how they might generate increased value. Instead, the response to the detailed quantitative analysis we have shared with management has been the analytical equivalent of a shoulder shrug. Paying only lip service to our request to consider our analysis, management has offered in response only unsupportable and qualitative assertions to support a stated course of action which appears guaranteed to satisfy no one.

       Specifically, it appears that the Company intends to pursue acquisitions which carry significant execution risk and which, even if successful, will not deliver the same benefit to shareholders as a significant share repurchase, and to use the remaining proceeds of the Gulf of Mexico sale to reduce debt to inefficient levels (with cash that can be put to better use to boost shareholder returns) and to conduct share repurchases too


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small to significantly  impact the stock price.  Yet no credible  justifications have been offered for this strategy of essentially continuing to drill away at a dry hole.

       First, management has offered no evidence, nor could they, that putting a substantial portion of the sale proceeds towards new acquisitions would be anywhere near as accretive as repurchasing shares. Acquisitions which serve only to enlarge a company without creating value benefit no one. Instead, they should only be pursued when it can be demonstrated through actual financial analysis that they will benefit shareholders more than any other possible use of cash, which is clearly not the case here. But do not just take our word for this. As Lehman Brothers analyst Jeffrey W. Robertson in a report dated April 10, 2006 said of the Company's acquisition plans, "the acquisition case again appears to be the least attractive [scenario] having a lower implied value per share than even if the company simply holds the proceeds in cash."

       Second, management has cited, again without the benefit of any evidence of the value to shareholders, a desire to maintain the Company's current high credit rating. Given that the maintenance of this credit rating has little or no value to shareholders, we question management's seeming deference to the ratings agencies at the expense of shareholders, to whom the Board owes its primary fiduciary duties.

       Of course, we are not the only ones disturbed by the Company's stated intentions, as the market's reaction demonstrates. Your shares should have risen substantially following the announcement of the asset sale, given that the Company is now a pure-play onshore exploration company. Yet the stock as of last week has actually fallen 2% since the announcement of the sale. Raymond James analyst Wayne Andrews in a report dated April 11, 2006 gave voice to the market's obvious unease in stating that "a bigger concern of ours relates to unclear specific priorities for [the] use of proceeds."

       A management team facing such reactions should be hungry, we believe, for ideas to boost value, which makes management's unwillingness to explore our proposals in anything but the most cursory manner or to offer any detailed analysis of their own all the more astounding. This lack of curiosity would be more defensible if the Company's leadership had a record of value creation upon which to rest. A review of the Company's performance however hardly offers any justification for such confidence. For example:

       o From the start of 2005 to today, a period of continued growth in the oil and gas exploration industry, the Company's stock price has stayed flat while its competitors' values have soared. While the stock prices of St. Mary Land & Exploration Co., KCS Energy Inc., Newfield Exploration Co. and Forest Oil Corp. have in this period risen approximately 108%, 94%, 48% and 82% (adjusting for the impact of Forest Oil's Mariner Energy spin-off), respectively, the
            Company's shares have risen less than 1%. While the Company did manage to ride the oil and gas boom starting in 2004, the 45% rise in its stock price since the start of that year pales in comparison to its stronger competitors, such as St. Mary (190%) and KCS Energy (154%). The same is true going back to the start of 2003, with Houston Exploration rising 69%, again far less than St. Mary (229%) and KCS Energy (1256%).


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       o    The  Company also  trades at a  significant discount  to many of its industry peers, evidencing in our opinion the market's lack of faith in management. The Company currently trades at a total enterprise value to 2007 estimated EBITDA multiple of approximately 2.8x, compared to multiples of approximately 4.1x for KCS Energy, 4.2x for Forest Oil and 5.0x for St. Mary. Moreover, while the Company trades at approximately $2.30/Mcfe, KCS Energy trades at approximately $3.49/Mcfe, St. Mary trades at approximately $3.69/Mcfe and Forest Oil trades at approximately $2.81/Mcfe.
       o High F&D costs, poor hedging strategies and inefficiency in reserve replacement, or to put it another way, management failure, is largely responsible we believe for the market discount ascribed to the Company.

       Despite these failures, we note that compensation has continued to grow at a healthy pace. Chairman, CEO & President Hargett's total compensation (excluding options) rose 544% from 2003 to 2005 and such compensation rose 259% for the other top four officers combined during this period. Further increasing the disconnect between management and shareholder interests, the most recent filings show that officers and directors as a group own only one-half of one percent of the Company's shares.

       The good news is that the Board still has the opportunity to deliver value for shareholders. While we believe that some discount to the stock is in many ways justified given management's lack of credibility, we also believe based on expected strong onshore organic growth that the stock is significantly undervalued. As we have described in our conversations with management, the Company can take advantage of this undervaluation by using the proceeds of the recent disposition and its under-leveraged balance sheet to pursue an immediate repurchase of a significant portion of its shares through a Dutch auction.

       Assuming that the Company utilizes the remaining net proceeds from the Gulf of Mexico sale together with $158 million of additional leverage (the amount already paid down on the Company's revolving credit agreement with the sale proceeds and which the Company can quickly begin to pay down given its expected cash flows) and repurchases its shares at a 15% premium to the current market price, it could purchase approximately 11 million shares. We believe an immediate purchase of this size would result in accretion to 2007 EPS of more than 40%. Putting the Company's capital to work in this manner is the right approach given the significant benefit to the Company's shareholders, and very importantly, entails none of the execution risk associated with acquisitions. We also firmly believe that there is no stronger signal that the Board can send to the market of its belief that the stock is currently undervalued.

       You should note that we have taken into account the tax benefits of using the sale proceeds to pursue further acquisitions and still firmly believe that such share repurchases are more likely to deliver a superior return for shareholders. Even assuming tax savings of approximately $110 million from using the proceeds of the sale to pursue acquisitions (an assumption which we have verified with management), for an acquisition to be more accretive than a share repurchase the Company must find targets valued at under 3.0x


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EBITDA and under  $2.50/Mcfe (the multiples at which the Company trades adjusted for this tax benefit). These assets also could not contain an inordinately high percentage of proved undeveloped reserves, the presence of which would add significant costs and thus effectively raise the multiple paid by the Company. And of course the Company would have to execute such transactions without running into unforeseen difficulties, which is unlikely in today's highly
competitive  onshore   acquisition   environment.   In  other  words,   pursuing
acquisitions solely to obtain the tax benefits is entirely nonsensical, given that a greater ultimate benefit will indisputably accrue to shareholders from a share repurchase.

       Allowing the proceeds of the Gulf of Mexico sale to be squandered on misguided and value-destroying measures however would only compound the Company's already grievous mistakes. While we are hopeful that the Board will make the right decision for shareholders, it has to date demonstrated a startling indifference to its fiduciary duty to pursue all avenues to maximize shareholder value. You should note that we will not hesitate to hold individual directors responsible for any failure to abide by such duties.

       This brings us to a final point. A public company is to be run to deliver the maximum value for its shareholders, not as a vehicle for the pursuit of the whims of its management. Given the Company's performance viewed in comparison to its peers and given industry trends toward consolidation, we believe the Board must as part of its pursuit of value maximization undertake a prompt and thorough exploration of strategic alternatives, including potentially a sale of the Company. Having spoken to numerous industry experts and potential acquirors, we are confident that such a process would attract many interested parties at a substantial premium to the current stock price.

       Our first approach is always to attempt to work constructively with management to share ideas regarding how to deliver value for shareholders. Where a company's leadership fails to share our passion for this pursuit, however, we have no choice but to take the necessary actions to bring about change. Given your unwillingness to undertake a legitimate analysis of the strategy we have outlined here or to offer assurances that the Company will not waste this opportunity to deliver for its shareholders, you have forced us to speak out publicly. Furthermore, should the Board continue down the same aimless path, we are quite confident that a majority of our fellow shareholders would support our efforts to bring about change, including at next year's Annual Meeting. You may contact us at (415) 989-7770 should you wish to discuss this matter further.

Sincerely,


/s/Barry Rosenstein
------------------------------
Barry Rosenstein
JANA Partners LLC
Managing Partner


BR/CP/AR


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